

Mail Stop 3030

November 7, 2017

Via E-mail
Edwin J. Rigaud
Chief Executive Officer
Legacy Acquisition Corp.
1308 Race Street, Suite 200
Cincinnati, Ohio 45202

> **Re:** **Legacy Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed October 25, 2017**
> **File No. 333-221116**

Dear Mr. Rigaud:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Transfers of Founder Shares and Private Placement Warrants, page 116

1. Reconcile your disclosure in the last sentence of this section with section 2.5(h) of exhibit 4.4.

Founder Shares, page 124

2. Reconcile your disclosure in the second paragraph of this section with section 4.3(b)(ii) of exhibit 3.2.

Loop Capital Markets LLC Sponsor Investment, page 145

3. Disclose the portion of your securities in which Loop Capital will have an interest.

Exhibit 1.1

4.   The contingency regarding the private placement in paragraphs 3(a), 3(b) and 6(l) of exhibit 1.1 appears to create an offering that is other than a firm commitment. It is unclear whether the underwriters will be collecting funds prior to that contingency being satisfied. If so, please tell us whether the underwriters will comply with Rule 15c2-4. Also, provide us your analysis supporting your conclusion that Rule 419 is not applicable to this offering; see Release No. 33-7024 (October 25, 1993).

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact David Burton at (202) 551-3626 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any other questions.

                                        Sincerely,

                                        /s/ Russell Mancuso

                                        Russell Mancuso
                                        Branch Chief
                                        Office of Electronics and Machinery

cc: Stuart Neuhauser, Esq.
        Ellenoff Grossman & Schole LLP